SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-14944

Mad Catz Interactive, Inc.
(Registrant’s name)

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits

Exhibit 1        Material Change Report dated January 23, 2003.

Exhibit 1

Material Change Report

Item 1         Reporting Issuer

Mad Catz Interactive, Inc.
141 Adelaide Street West
Suite 400
Toronto, Ontario
M5H 3L5

Item 2         Date of Material Change

January 23, 2003

Item 3         Press Release

A press release with respect to the material change described herein was issued on January 23, 2003 via CCNMatthews and filed on SEDAR January 23, 2003.

Item 4         Summary of Material Change

Mad Catz Interactive, Inc. (“Mad Catz”) announced today that, effective immediately, it has acquired the rights to the GameShark brand and the www.gameshark.com web site URL from InterAct, a subsidiary of Recoton Corporation (Nasdaq: RCOT).

Item 5         Full Description of Material Change

Mad Catz (AMEX/TSE: MCZ), the world’s leading third party video game accessory manufacturer, announced today that, effective immediately, it has acquired the rights to the GameShark brand and the www.gameshark.com web site URL from InterAct, a subsidiary of Recoton Corporation (Nasdaq: RCOT) for $5 million (U.S. dollars). GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In the twelve month period ended December 31, 2002, GameShark generated revenues in excess of $30 million (U.S. dollars).

Mad Catz anticipates shipping GameShark products powered by an extensive range of software cheats and hints in March, ensuring continuity of supply at retail locations. The Company has also assumed the management of the highly popular GameShark web site, one of the highest traffic gaming sites on the Internet.

Item 6         Reliance on Confidentiality Provisions

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Senior Officers

For further information contact Morris Perlis, President and Chief Executive Officer at 416-368-4449 Ext. 239.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 23rd day of January, 2003.

MAD CATZ INTERACTIVE, INC.

“Geofrey Myers”
By:	GeofreyMyers Secretary

4

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2003	MAD CATZ INTERACTIVE, INC.

	By:	/s/ DARREN RICHARDSON
Darren Richardson Executive Vice President